Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

July 21, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated May 18, 2010 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Annual Report on Form 10-K for the period ended December 31, 2009.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31. 2009

General

1.
In response to the first part of the Commission’s comment, while neither the Company’s charter or Nevada law provides any specific qualification that a director must possess, the Company has determined that Mr. de Vergnies’ extensive experience in financial services has provided him with the skills and contacts necessary to assist the Company in negotiating the loans and investments that the Company has needed in the past, and anticipates requiring in the future.  Regarding the second part of the Commission’s comment, the Company confirms that the aggregate grant date fair value of the option award was computed in accordance with FASB Accounting Standards Codification Topic 718.  In each case, the Company has taken note of the Commission’s comments and has conformed the Annual Report accordingly.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	July 21, 2010

Item 1. Business, page 5

2.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Item 1A. Risk Factors

General

3.	The Company has taken note of the Commission’s comment and has conformed the Annual Report by adding the relevant risk factors.

Our sole officer and director, Olivier de Vergnies, has other professional responsibilities which may divert his time from the operations of the Company, page 11

4.
Our sole officer and director, Olivier de Vergnies, has additional professional responsibilities which could divert management time.  Mr. de Vergnies serves in outside capacities and on other boards from time to time.  In particular, Mr. de Vergnies is presently on the Board of Directors of Rudana Investment Group AG, 4C Controls Inc. and Laureate Resources & Steel Industries Inc.  In addition, Mr. de Vergnies is currently the Chief Operating Officer of Rudana Investment Group AG.  At the present time, Mr. de Vergnies is spending approximately 75% of his professional time on Company activities.  It is the Company’s current plan to raise adequate financing to commence operations, and then have Mr. de Vergnies continue to spend approximately 75% of his time on Company activities, although the Company intends that these activities will change as additional officers and directors are added.  The Company intends to retain a full-time Chief Operating Officer and project management team to run the daily operations of the Company.

The Company acknowledges that Mr. de Vergnies’ service as a member of the Board of Directors and the Chief Operating Officer of Rudana Investment Group AG may cause conflicts of interest between Mr. de Vergnies’ responsibilities to the Company’s majority shareholder, Rudana Investment Group AG, and his responsibilities to the Company’s other shareholders.  The Company intends to appoint independent directors in the near future.  The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 12

5.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	July 21, 2010

Item 11. Executive Compensation, page 27

6.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Item 15. Exhibits and Financial Statement Schedules

7.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	July 21, 2010

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP